

February 24, 2011

Chene Gardner
Chief Executive Officer
Nano Dimensions, Inc.
10757 River Front Pkwy, Suite 125
125 South Jordan, UT 84095

> **Re: Cancer Therapeutics, Inc.**
> **Form 8-K Item 4.01**
> **Filed January 19, 2011**
> **File No. 000-52473**

Dear Mr. Gardner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

1. Please note that you are required to obtain, and file within 10 days or two business days of its receipt an Exhibit 16 letter from your former accountant. Please request that your former accountant furnish to you, as promptly as possible, with a letter addressed to the Commission stating whether it agrees with the statements made by you in response to Item 304(a) of Regulation S-K and, if not, stating the respects in which it does not agree. Please amend your previously filed Form 8-K by filing the former accountant's letter as an exhibit to your Form 8-K/A no later than two business days after your receipt of the letter. Refer to Item 304(a)(3) and Item 601(a)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant at (202) 551-3291 or me at (202) 551-3688 if you have questions regarding comments and related matters.

Sincerely,

/s/ Ryan C. Milne

Ryan C. Milne
Accounting Branch Chief